MARTIN MIDSTREAM PARTNERS L.P.

4200 Stone Road

Kilgore, Texas 75662

June 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Martin Midstream Partners L.P.

Request for Acceleration of Effectiveness of Registration Statement on Form S-3

(File No. 333-265484)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-265484) (the “Registration Statement”) of Martin Midstream Partners L.P. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on June 21, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling M. Preston Bernhisel at (214) 953-6783.

Sincerely,

MARTIN MIDSTREAM PARTNERS L.P.

By:	Martin Midstream GP LLC, its General Partner

By:	/s/ Chris Booth
Chris Booth
Executive Vice President, Chief Legal Officer, General Counsel and Secretary

cc:	M. Preston Bernhisel, Baker Botts L.L.P.